

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2026

Dany Vaiman
Chief Financial Officer
Flora Growth Corp.
3230 W. Commercial Boulevard, Suite 180
Fort Lauderdale, Florida 33309

      Re: Flora Growth Corp.
            Registration Statement on Form S-3
            Filed January 8, 2026
            File No. 333-292616

Dear Dany Vaiman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc: Nicholas Arruda